UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

PLX Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

693417107
(CUSIP Number)

Paul J. Solit
Eric Singer
POTOMAC CAPITAL PARTNERS II, L.P.
825 Third Avenue, 33rd Floor
New York, New York 10022

With copies to:

Steve Wolosky, Esq.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,935,278
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,935,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,935,278
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,935,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 115,749
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 115,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 115,749
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 115,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 906,576
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 906,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 906,576
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 906,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,957,603
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,957,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 178,314
	8	SHARED VOTING POWER 2,051,027
	9	SOLE DISPOSITIVE POWER 178,314
	10	SHARED DISPOSITIVE POWER 2,051,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON MARTIN COLOMBATTO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,5001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 Includes 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife and 6,900 Shares that are held in trust for the benefit of his child who shares the same household.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON STEPHEN DOMENIK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON MARK SCHWARTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON ARTHUR SWIFT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follow:

The aggregate purchase price of the 1,935,278 Shares owned directly by PCP II is approximately $8,518,788, including brokerage commissions.  The Shares owned directly by PCP II were acquired with its working capital.

The aggregate purchase price of the 115,749 Shares owned directly by PCP III is approximately $474,885, including brokerage commissions.  The Shares owned directly by PCP III were acquired with its working capital.

The aggregate purchase price of the 906,576 Shares owned directly by PCP I is approximately $3,842,507, including brokerage commissions.  The Shares owned directly by PCP I were acquired with its working capital.

The aggregate purchase price for the 178,314 Shares owned directly by Mr. Singer is approximately $796,213, including brokerage commissions.  Such Shares were acquired with Mr. Singer’s personal funds.

The aggregate purchase price for the 10,500 Shares held directly by Mr. Colombatto is approximately $39,965, including brokerage commissions.  Such Shares were acquired with Mr. Colombatto’s personal funds.   The aggregate purchase price for the 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife, is approximately $48,209, including brokerage commissions.  Such Shares were acquired with the trust’s working capital.  The aggregate purchase of the 6,900 shares which are held in a trust for the benefit of his child who shares the same household is approximately $25,989, including brokerage commissions.  Such Shares were acquired with the trust’s working capital.

PCP II, PCP III and PCP I each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) is hereby amended and restated as follows:

(a)      The aggregate percentage of Shares reported owned by each Reporting Person is based upon 45,410,784 Shares outstanding, which is the total number of Shares outstanding as of February 28, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 15, 2013.

As of the close of business on April 19, 2013, PCP II beneficially owns 1,935,278 Shares, constituting approximately 4.3 % of the Shares outstanding.  By virtue of their relationships with PCP II discussed in further detail in Item 2, each of Potomac Management II and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP II.

CUSIP NO. 693417107

As of the close of business on April 19, 2013, PCP III beneficially owns 115,749 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP III discussed in further detail in Item 2, each of Potomac Management III and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP III.

As of the close of business on April 19, 2013, PCP I beneficially owned 906,576 Shares, constituting approximately 2.0% of the Shares outstanding.  By virtue of their relationships with PCP I discussed in further detail in Item 2, each of Potomac Management I and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP I.

As of the close of business on April 19, 2013, Mr. Singer directly owned 178,314 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on April 19, 2013, Mr. Colombatto directly owned 10,500 Shares, may be deemed to beneficially own 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife, and may be deemed to beneficially own 6,900 shares which are held in a trust for his child who shares the same household, which in the aggregate constitute less than 1% of the Shares outstanding.

As a result of certain of the matters described in Item 4 in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The aggregate number of Shares that would be deemed beneficially owned collectively by the Reporting Persons as a group is 3,166,417, which represents approximately 7.0% of the Shares outstanding.

(b)           PCP II, Potomac Management II and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP II.  PCP III, Potomac Management III and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP III.  PCP I, Potomac Management I and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP I.  Mr. Singer has sole voting and dispositive power over the Shares he owns directly.  Mr. Colombatto has sole voting and dispositive power over the Shares he owns directly.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment 3. All of such transactions were effected in the open market, except as otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

As of the close of business on April 19, 2013, PCP II had entered into the following transactions in derivative securities of the Issuer with unrelated third parties:

Class of Security	Number of Underlying Shares	Expiration Date	Strike Price ($)
Short Put Option	(200)	09/21/2013	5.00

Short Put Option	(565)	09/21/2013	5.00

Short Put Option	(500)	09/21/2013	5.00

CUSIP NO. 693417107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2013	POTOMAC CAPITAL PARTNERS II, L.P.

	By:	Potomac Capital Management II, L.L.C.
General Partner

	By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS III, L.P.

By:	Potomac Capital Management III, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

CUSIP NO. 693417107

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT Individually and as Attorney-In-Fact for Martin Colombatto, Steve Domenik, Mark Schwartz and Art Swift

/s/ Eric Singer
ERIC SINGER

CUSIP NO. 693417107

SCHEDULE A
Transactions in the Shares Since the Filing of Amendment No. 3

Class of Security	Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

POTOMAC CAPITAL PARTNERS II, L.P.

Short Put Option ($5.00 Strike Price)	(200)	--	04/10/2013
Short Put Option ($5.00 Strike Price)	(565)	--	04/12/2013
Common Stock	300	4.6100	04/12/2013
Short Put Option ($5.00 Strike Price)	(500)	--	04/15/2013
Common Stock	40,000	4.5000	04/15/2013
Common Stock	4,400	4.4150	04/17/2013
Common Stock	150,469	4.4000	04/17/2013
Common Stock	(1,800)	4.4200	04/17/2013
Common Stock	50,000	4.4474	04/19/2013

POTOMAC CAPITAL MANAGEMENT II, L.L.C.
None

POTOMAC CAPITAL PARTNERS III, L.P.
None

POTOMAC CAPITAL MANAGEMENT III, L.L.C.
None

POTOMAC CAPITAL PARTNERS L.P.
None

POTOMAC CAPITAL MANAGEMENT, L.L.C.
None

PAUL J. SOLIT
None

ERIC SINGER
None

MARTIN COLOMBATTO
None

CUSIP NO. 693417107

STEPHEN DOMENIK
None

MARK SCHWARTZ
None

ARTHUR L. SWIFT
None